September 13, 2019

File Pursuant to Rule 424(b)(3)

Registration No. 333-210880

CIM COMMERCIAL TRUST CORPORATION

SUPPLEMENT NO. 5, DATED SEPTEMBER 13, 2019, TO THE PROSPECTUS, DATED APRIL 11, 2019

This prospectus supplement (this “Supplement No. 5”) is part of the prospectus of CIM Commercial Trust Corporation (the “Company”), dated April 11, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 14, 2019 (“Supplement No. 1”), Supplement No. 2, dated June 6, 2019 (“Supplement No. 2”), Supplement No. 3, dated June 19, 2019 (“Supplement No. 3”), and Supplement No. 4, dated August 13, 2019 (“Supplement No. 4”).  This Supplement No. 5 supplements certain information contained in the Prospectus. This Supplement No. 5 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4.  Unless otherwise defined in this Supplement No. 5, capitalized terms used in this Supplement No. 5 shall have the same meanings as set forth in the Prospectus.

The purpose of this Supplement No. 5 is to:

•                  attach as Annex A a Current Report on Form 8-K that the Company filed with the Securities and Exchange Commission (“SEC”) on September 6, 2019 (excluding the exhibits thereto); and

•                  update the estimated NAV per share of Common Stock.

The following disclosure replaces in its entirety the disclosure in the “Estimated Net Asset Value” section of the Prospectus:

Estimated Net Asset Value

We have established an estimated NAV per share of Common Stock of $29.49 as of June 30, 2019. Neither FINRA nor the SEC provides rules on the methodology we must use to determine our estimated NAV per share. The determination of estimated NAV involves a number of subjective assumptions, estimates and judgments that may not be accurate or complete. We believe there is no established practice among public REITs for calculating estimated NAV. Different firms using different property-specific, general real estate, capital markets, economic and other assumptions, estimates and judgments could derive an estimated NAV that could be significantly different from our estimated NAV. Thus, other public REITs’ methodologies used to calculate estimated NAV may differ materially from ours. In addition, this estimated NAV per share of Common Stock of $29.49 takes into consideration the pro forma adjustments described herein for the occurrence of certain events that occurred after June 30, 2019 relating to the Program to Unlock Embedded Value in Our Portfolio and Improve Trading Liquidity of Our Common Stock.  However, other than those events, the estimated NAV per share of Common Stock of $29.49 does not give effect to changes in value, investment activities, capital activities, indebtedness levels, and other various activities occurring after June 30, 2019 that would have an impact on our estimated NAV.

Overview

The estimated NAV per share of $29.49 was calculated by our Operator, relying in part on appraisals of our investments in real estate and the assets of our lending segment. The table below sets forth the material items included in the calculation of our estimated NAV.

($ in thousands, except per share amount)
(unaudited)
Investments in real estate - at fair value (1) (2)	$901,445
Loans receivable - at fair value (1)	74,925
Debt (1) (3)	(189,170)
Other liabilities, cash, and other assets (1) (2) (4)	(36,618)
Redeemable Series L Preferred Stock (1)	(229,251)
Redeemable Series A Preferred Stock (1)	(90,043)
Noncontrolling interests (1)	(711)
Estimated NAV attributable to common shareholders (4)	$430,577
Shares of Common Stock outstanding (1) (5)	14,601,913
Estimated NAV per share of Common Stock (5)	$29.49

(1)  As of June 30, 2019.

(2)  Investments in real estate — at fair value and other liabilities, cash, and other assets are adjusted for the pro forma impact of the sale of 899 North Capitol Street, 901 North Capitol Street, and 999 North Capitol Street, which we refer to collectively as the Union Square Properties, which sale to an unrelated third party was consummated on July 30, 2019, as if such sale had occurred on June 30, 2019.

(3)  Includes pro forma borrowings on our revolving credit facility of $65,000,000, at face value.

(4)  Other liabilities, cash, and other assets has been adjusted for the pro forma impact of a special cash dividend of $14.00 per share of Common Stock ($42.00 per share of Common Stock as adjusted retroactively for the Reverse Stock Split, as defined below), or $613,294,000 in the aggregate, which we refer to as the Special Dividend, that was paid on August 30, 2019 to stockholders of record at the close of business on August 19, 2019.

(5)  The shares of Common Stock outstanding have been adjusted retroactively to reflect the impact of the 1-for-3 reverse stock split on our Common Stock which was effective on September 3, 2019, which we refer to as the Reverse Stock Split.

We engaged various third party appraisal firms to perform appraisals of our investments in real estate and the assets of our lending segment as of December 31, 2018. These appraisals were performed in accordance with standards set forth by the American Institute of Certified Public Accountants. Each of our appraisals were prepared by personnel who are subject to and in compliance with the code of professional ethics and the standards of professional conduct set forth by the certification programs of the professional appraisal organizations of which they are members.

The estimated NAV per share does not represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated NAV per share is not a representation, warranty or guarantee that (i) the exercise price for the Warrants, which is established based on Applicable NAV, will be indicative of the price at which the shares of Common Stock for which the Warrants may be exercised would trade, or that the shares of Common Stock would trade at the estimated NAV per share; (ii) a stockholder would be able to realize an amount equal to the estimated NAV per share if such stockholder attempts to sell his or her shares of Common Stock; (iii) a stockholder would ultimately realize distributions per share equal to the estimated NAV per share upon our liquidation or sale; or (iv) a third party would offer the estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of Common Stock.

Further, the estimated NAV per share was calculated as of a point in time, and, although the values of shares of our Common Stock will fluctuate over time as a result of, among other things, developments related to individual assets, purchases and sales of additional assets, changes in the real estate and capital markets, distributions by us and changes in corporate policies and strategies, we do not undertake to update the estimated NAV per share on a regular basis.

Fair Value of Real Estate

As of June 30, 2019, our pro forma investments in real estate consisted of (i) 9 office properties (including one development site, which is being used as a parking lot), totaling approximately 1.3 million rentable square feet, and (ii) one hotel with an ancillary parking garage, which has a total 503 rooms. As of June 30, 2019, our pro forma investments in real estate had an aggregate estimated fair value of approximately $901,445,000, which is based on appraisals obtained as of December 31, 2018 plus capital expenditures, at cost, incurred thereafter through June 30, 2019. The pro forma investments in real estate are adjusted for the pro forma impact of the sale of the Union Square Properties, which sale to an unrelated third party was consummated on July 30, 2019, as if such sale had occurred on June 30, 2019. The aggregate contract sales price was $181,000,000.

The fair values of all our pro forma investments in real estate, with the exception of our development site, were determined using the income capitalization approach and more specifically utilizing discounted cash flow analyses as the primary methodology with the sales comparison approach being used as a secondary methodology. The sales comparison approach was utilized exclusively to value the development site.

The discounted cash flow approach to valuing investments in real estate involves projecting annual cash flows over a defined holding period as well as calculating a residual value for an investment at the end of the holding period. The residual value is calculated by applying a capitalization rate to the projected net operating income in the year following the projected sale. The present value of the future cash flows, including the residual value, is then calculated using an appropriate discount rate and the summation of these present values is the basis for an investment’s fair value.

The sales comparison approach to valuing investments in real estate uses actual sales prices for comparable assets to determine the investment’s fair value. The sales prices of the comparable assets are adjusted to reflect their condition relative to the subject property, the time and resources necessary to ready the comparable properties for sale, and the terms of the comparable properties sales.

The ranges of certain key assumptions used in the fair value measurement of the pro forma investments in real estate as of June 30, 2019 were as follows:

Asset Type /		Weighted
Key Assumption	Range	Average
Office and hotel assets
Discount rate	6.0% - 9.5%	7.4%
Capitalization rate	5.5% - 8.0%	6.5%

Fair Value of Loans Receivable

As of June 30, 2019, we held 178 loans whose aggregate fair value was approximately $74,925,000, which is based on an appraisal obtained as of December 31, 2018 plus loan activity, at cost, incurred thereafter through June 30, 2019. The fair values were determined using a present value technique for the anticipated future cash flows of the loans using certain key assumptions. Credit risk, or lack of credit risk in the case of our government guaranteed loans, was considered in the determination of the key assumptions used to fair value our loans receivable.

Debt

As of June 30, 2019, our outstanding debt consisted of a fixed rate property-level mortgage loan, floating rate junior subordinated notes, and a floating rate revolving credit facility. This excludes secured borrowings— government guaranteed loans and SBA 7(a) loan-backed notes, both of which are included in other liabilities, cash and other assets. The debt includes pro forma borrowings on our revolving credit facility of $65,000,000, at face value, which was used to partially fund the Special Dividend together with the net proceeds (after repayment of certain debt) received from the sale of ten properties during 2019.

As of June 30, 2019, the carrying amount of our fixed rate mortgage debt, at face value, was approximately $97,100,000 and the carrying amount of our floating rate debt, which includes our junior subordinated notes and pro forma borrowings on our revolving credit facility, at face value, was approximately $92,070,000.

The fair value of our debt is calculated for disclosure purposes only and we do not include the mark to market adjustments related to our debt in our estimated NAV calculation. As of June 30, 2019, the estimated fair value of our debt was approximately $666,000 lower than the carrying amount of our debt, at face value.

Fair Value of Other Liabilities, Cash, and Other Assets

As of June 30, 2019, the carrying amounts of our other liabilities, cash, and other assets approximates their fair values due to the liquid nature of such assets and the short-term nature of such liabilities, other than our secured borrowings—government guaranteed loans and SBA 7(a) loan-backed notes. The carrying amounts of our secured borrowings—government guaranteed loans and SBA 7(a) loan-backed notes approximate their fair values, as the interest rates on these securities are variable and approximate current market interest rates.

Other liabilities, cash, and other assets are adjusted for the pro forma impact of the sale of the Union Square Properties, which sale to an unrelated third party was consummated on July 30, 2019, as if such sale had occurred on June 30, 2019. The aggregate contract sales price was $181,000,000. Additionally, other liabilities, cash, and other assets are adjusted for the pro forma impact of the Special Dividend, which was partially funded with the net proceeds (after repayment of certain debt) received from the sale of ten properties during 2019.

Redeemable Series L Preferred Stock

As of June 30, 2019, our redeemable Series L Preferred Stock represents total shares outstanding as of June 30, 2019 of 8,080,740 times the stated value of $28.37 per share. Gross proceeds have not been reduced by commissions, fees, allocated costs or discounts, if applicable.

Redeemable Series A Preferred Stock

As of June 30, 2019, our redeemable Series A Preferred Stock represents total shares outstanding as of June 30, 2019 of 3,601,721, times the stated value of $25.00 per share. Gross proceeds have not been reduced by commissions, fees, allocated costs or discounts, if applicable.

Sensitivity Analysis

While we believe that the assumptions used in determining the appraised values of our pro forma investments in real estate are reasonable, certain changes in these assumptions could impact the calculation of such values.

The table below illustrates the impact on the estimated NAV per share if the capitalization rates or discount rates were adjusted by 25 basis points, assuming all other factors remain unchanged.

	Change in the Estimated NAV Per Share Due To
	Decrease of 25 bps	Increase of 25 bps
Capitalization rates	$1.52	$(1.51)
Discount rates	$1.16	$(1.24)

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 3, 2019

Commission File Number 1-13610

CIM COMMERCIAL TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	75-6446078
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17950 Preston Road, Suite 600,
Dallas, TX 75252	(972) 349-3200
(Address of principal executive offices)	(Registrant’s telephone number)

Former name, former address and former fiscal year, if changed since last report: NONE

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                               Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                               Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                               Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	CMCT	Nasdaq Global Market
Common Stock, $0.001 Par Value	CMCT-L	Tel Aviv Stock Exchange
Series L Preferred Stock, $0.001 Par Value	CMCTP	Nasdaq Global Market
Series L Preferred Stock, $0.001 Par Value	CMCTP	Tel Aviv Stock Exchange

Item 5.03  Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

CIM Commercial Trust Corporation (the “Company”) filed two amendments to its charter (each an “Amendment” and collectively, the “Amendments”) with the State Department of Assessments and Taxation of Maryland, which effected the Company’s previously announced 1-for-3 reverse stock split of its issued and outstanding common stock.  The first Amendment, which became effective at 12:01 am on September 3, 2019, converted every three shares of the Company’s issued and outstanding common stock, $0.001 par value per share, into one share of the Company’s common stock, $0.003 par value per share. The second Amendment, which became effective at 12:02 am on September 3, 2019, reverted the par value of the Company’s issued and outstanding common stock to $0.001 per share.

The information set forth above does not purport to be complete in scope and is qualified in its entirety by the full text of the Amendments, which are attached to this Current Report on Form 8-K as Exhibits 3.1 and 3.2 and incorporated into this Item 5.03 by reference.

Item 9.01 Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Description

3.1	CIM Commercial Trust Corporation’s Articles of Amendment (reverse stock split)

3.2	CIM Commercial Trust Corporation’s Articles of Amendment (par value decrease)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 6, 2019

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ Nathan D. DeBacker
Nathan D. DeBacker, Chief Financial Officer